March 24, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:       Ms. Stephani Bouvet

Re:	Sonic Solutions
Registration Statement on Form S-3
Filed March 15, 2010
File No. 333-165491

Dear Ms. Bouvet:

Reference is made to the registration statement on Form S-3 (File No. 333-165491) filed with the Securities and Exchange Commission by Sonic Solutions (the “Company”) on March 15, 2010 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act or until the registration statement becomes effective on the date the Commission, acting under Section 8(a), determines.”

If you have questions or require additional information, please do not hesitate to contact Paul Norris of the Company at (415) 893-8000.

Sincerely,

SONIC SOLUTIONS

By:	/s/ Paul F. Norris
Paul F. Norris
Executive Vice President, Chief Financial
Officer and General Counsel